



VegBox

Making Vegan Food Accessible and Convenient.





Meet VegBox Founder →

Executive Chef, Roberta Lowe





Tune in to see Chef Roberta talk about love for people, food, animals, and the planet

foodforlifeglobal
Food for Life Global

National Vegan Day

FEATURING...

Roberta Lowe
@robertaalowe / @vegboxmd

TUNE IN MON. NOV. 1, 2021
9:00AM EST



- College Graduate
- Published Author
- Vegan recipes globally published
- Chef for over 17 years
- Restaurateur
- Love to give back to the community
- Mom of two
- Advocate for healthy food options for public schools
- Entrepreneur for over 16 years







"The chase will lead you to your destination." - Chef Roberta Lowe



My Story

PLANT-BASED



VS

NON PLANT-BASED



Veganism changed my life

Problem

3 PROBLEMS VEGBOX IDENTIFIED IN THE VEGAN MARKETPLACE



1) Convenience



Traditional ordering methods and longer wait times

2) Accessibility



Current vegan restaurants open later, close early, have fewer locations, or does not exists

3) Freshly Prepared Foods



Food items are frozen and reheated or made early in the morning and set in food warmers all-day



VegBox Mission & Vision →

MISSION

To create healthy plant-based dishes with extraordinary flavor, increased accessibility through convenience by creating fast on the go options to match our busy lives.

VISION

VegBox's vision is to scale an innovative distribution strategy that increases the accessibility and convenience of the vegan market globally.



Solution

→

VEGBOX SOLUTION TO CONVENIENCE

- Ordering online
- Ordering via VegBox app
- Automated voice ordering
- Quick service food preparation process
- Self-ordering kiosks
- Drive-thru



VegBox Technology-Driven Innovation!

TECHNOLOGY-DRIVEN ORDERING METHODS

Providing increased accessibility and convenience



SELF SERVICE KIOSK ORDERING



VEGBOX DEDICATED APP



VOICE ORDERING



ONLINE ORDERING



DRIVE-THRU

VegBox will utilize digital technology to enhance the quick service experience to bring convenience and accessibility of vegan food to the consumer.

Solution

VEGBOX SOLUTION TO ACCESSIBILITY



- To build a quick-service vegan concept for franchising. Develop AM and PM menu items and daily operations processes that allow easy reproduction while remaining quick service and offering freshly made-to-order meals using local farms. Expand operations hours

- By 2023 VegBox will begin to franchise the proven business processes

- By year 2025 more then 50 location throughout the eastern seaboard

Solution

VegBox Solution for Freshly Prepared Food

→

VegBox will prepare a complete meal in 4 - 5 minutes times through our quick-service cooking methods adopted from the fast-food concept. The average time to get a fast-food burger meal is 3 - 4 minutes.

Customer will wait the extra mintutes for a high quality meal consisting of:

- Organic Ingredients
- Cooked to Order
- Prepared Daily
- Never Frozen
- Locally Sourced



Vegan Food Meets Quick Food Process



VEGBOX IS INNOVATING

the vegan food process by marrying the quick-service process and vegagn food accessibility and convenience

HEALTH-CONSCIOUS INDIVIDUALS

want to eat vegan, but the modern fast-paces world requires a solution that provides speed and convenience to make fast vegan food choices accessible

VEGBOX QUICK-SERVICE PROCESS

Scale an innovative distribution strategy that increases the accessibility and convenience of the vegan market globally.









PAR-COOKED

Items are par-cooked daily to increase speed and efficiency

PORTIONING

Each dish components are portioned to serving size allowing quick service and food control

HIGH COOKING

Taking the already portioned menu items and cooking on high heat to reach safe consumption temperature.

ASSEMBLING

Designated stations to focus on one part of the product which will speed up order to customer timing and large large volume.





Target Market



Mindful about health

Workout three or more days per week, lightly monitor what they eat, be knowledgeable about their health



Busy schedule

Days filled with meetings, travel, projects, etc



Enjoy high-quality

Value high-quality ingredients, products, and service

Marketing and Advertising Strategy





Attract

- Collaborate with local vegan restaurant owners and chefs, which will connect VegBox with their audience
- Connect with local celebrities that are health-conscious who have a large social following. Such as Mia, The Braxton family
- Paid advertising on radio
- PR print and online papers
- Connection via local and national chambers of commerce
- Food Is Life Initiative Program *

Retain

- Offer promotional deals to collect custom data email, name, phone, etc. to continue marketing...
1. VegBox Bucks rewards program (similar to Kohl's)
2. VegBox app downloads

Grow

- VegBox ambassador's (unique QR code to track when people eat)
- Dollar Match- Customers can choose to give more for the " Food Is Life Initiative Program "*. $1 , $3, $5, and we will match it
- Community involvement

*VegBox is currently working to implement a project that gives free weekend lunches to local low-income children. $1 of each menu item a customer purchases will go toward a Childs weekend lunch.

Community Involvement



→

Purpose

- To support and strengthen the community and continue to bring brand awareness to VegBox

How

- Food Is Life Initiative Program *
- Collaborate with local schools and/or community organizations to offer Fundraiser Night's that give 20%
- Each restaurant location will highlight local farmers who supply produce to that location
- Offer local recipe contest yearly - $30 recipe submission fee. Winner recipe will be offered in local community restaurant for 30 days. Winner get $2000
- Free cooking lesson to the youth

*VegBox is currently working to implement a project that gives free weekend lunches to local low-income children. $1 of each menu item a customer purchases will go toward a Childs weekend lunch.

Why VegBox Now

Impact Analysis of COVID-19

Consumer Discretionary
The Consumer Discretionary sector will see NEGATIVE impact due to COVID-19 outbreak and is expected to register a low growth rate compared to the global GDP growth



IMPACT

Market Impact
This market will have **NEGATIVE IMPACT** due to the spread of COVID-19



Pandemic Impact on Market

INDIRECT

Global Quick Service Restaurants Market 2020-2024

Market growth will ACCELERATE at a CAGR of over
3%



Incremental growth
$ 122.81 bn

Growth for 2020
5.13%

IMPACT



Market growth in 2020 likely to **INCREASE** compared to 2019

Expected time by when the impact on market will normalize

 **Q3-2021** [Best Case]
 **Q1-2022** [Worst Case]

 Quick Service Restaurants Market estimates to be revisited and updated in Q3-2020, based on the revaluation of the impact as the pandemic spread plateaus. The update will be available free of cost to all customers.

technavio

VEGBOX WILL BRING THE FULL-WEGHETED INNOVATION OF THE QUICK-SERVICE PROCESS TO THE RAPIDLY EXPANDING VEGAN FOOD MARKET

The Size of the Vegan Food Market

→

The vegan food market size was valued at **$14.2 billion in 2019** and is expected to reach **$31.4 billion by 2026**, registering a CAGR of 10.5% from 2019 to 2026. Vegan food products are generally dairy free or meat free food products that are derived of processed from plant-based sources.



Global **Vegan Food** Market

OPPORTUNITIES AND FORECASTS, 2019-2026

Global Vegan Food Market is expected to reach **$31,362.6 million** by 2026.

Growing at a CAGR of 10.5% (2019-2026)

©Allied Market Research

Sales Growth



117,783.65

393,439.34

708,316.42

1,142,358.44

1,578,804.17

1,755,755.95

2,000,000

1,500,000

1,000,000

500,000

0

Apr 31 2022   Sep 31 2022   Mar 31 2023   Sep 31 2023   Mar 31 2024   Aug 31 2024

Profit Growth









Use of Funds

REG CF RAISING $250,000

- Marketing
- Leasing a Facility
- Operations

VegBox Team





CHEF ROBERTA LOWE
FOUNDER
Owner and Executive Chef



KENDRA LEWIS
Business Strategist and
Marketing Consultant



ANITA DYKES
General Manager



ITIKA WATKINS, MBA
Business Financial Advisor,
Franchise Accountant



AL JAMES
Project Manager

Closing Thoughts

Health-conscious individuals want more healthy meal options. As a result, the modern fast-paced world requires a solution that provides speed and convenience to make fast vegan food choices accessible.

VegBox is the Solution!



